Mail Stop 3561

      October 19, 2005

VIA U.S. MAIL AND FAX 630-798-3333
Mr. Timothy Wiggins
Executive Vice President and Chief Financial Officer
Tellabs, Inc.
One  Tellabs Center
1415 W. Diehl Road
Naperville, Illinois  60563

	Re:	Tellabs, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 15, 2005
		File No. 0-9692

Dear Mr. Wiggins:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004
Exhibit 13:  Tellabs` 2004 Annual Report

Critical Accounting Policies

Goodwill, page 23

1. We note your statement that you manage your business in one operating segment. However, your disclosure on page 54 indicates that you may have more than one operating segment based on business components managed by certain of your Executive Vice Presidents. Specifically, we refer to your Access Products, Broadband Networking
Products and Core Products which are managed by Executive Vice Presidents who, according to your web site, have profit and loss responsibilities. Please tell us in detail how you:

a. Concluded that you have only one reportable segment. Refer to paragraphs 10 and 17 of SFAS 131 in your response.

b. Determined your reporting units. Refer to paragraph 30 of SFAS 142 and EITF D-101 in your response.

12. Income Taxes, page 47

2. We note from your disclosure that the valuation allowances were reduced "as a result of deferred tax liabilities of $177.2 million and $9.9 million recorded in accounting for the purchase of AFC and
Vinci."   It does not appear from your disclosures that the
subject
valuation allowances were initially recognized in connection with the deferred tax assets of either acquired entity. Accordingly, tell us, and disclose in greater detail, your basis in the accounting literature for recording the reversal of the tax valuation allowance in the goodwill account.

*    *    *    *


      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director





























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Mr. Timothy Wiggins
Tellabs, Inc.
October 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE